EXHIBIT 12.1


                    THE INTERPUBLIC GROUP OF COMPANIES, INC.
                CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (in thousands, except ratios)


                                              Year Ended December 31,
                         ------------------------------------------------------------------
                            2001          2000          1999          1998          1997
                         ----------    ----------    ----------    ----------    ----------
EARNINGS..............
Pre-tax income from
continuing operations.   $ (524,188)  $   826,441    $  671,955    $  695,805     $ 390,235
                         ----------   -----------    ----------    ----------     ---------
FIXED CHARGES.........
Interest expensed.....      164,631       126,322        99,469        86,538        79,998
Rent interest factor..      156,939       143,101       128,415       115,932        96,189
                         ----------   -----------    ----------    ----------     ---------
Total Fixed Charges         321,570       269,423       227,884       202,470       176,187
                         ==========   ===========    ==========    ==========     =========
Adjusted Earnings.....   $ (202,618)  $ 1,095,864    $  899,839    $  898,275     $ 566,422
Ratio of Earnings to
Fixed Charges.........       -- (1)        4.07x         3.95x         4.44x         3.21x

---------------

(1) For the year ended December 31, 2001, we had a deficiency of earnings to fixed charges. Additional earnings of $524,188,000 would have been necessary for the year ended December 31, 2001 to provide a one-to-one coverage ratio. The decline in the ratio of earnings to fixed charges for the year ended December 31, 2001 primarily relates to lower income from operations, including restructuring and merger related charges, as compared to prior periods.